EXHIBIT 99.1

Volvo Truck Deliveries January -- August 2005

GOTEBORG, Sweden, Sept. 26, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 20% through August this year, compared with the year-earlier period. Deliveries from Mack rose 55%, while deliveries from Renault Trucks were up 10%. Deliveries from Volvo Trucks increased 18% during the period.

For the full report, see attachments!

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Media Relations:
         Renault Trucks
         Bernard Lancelot
         +33 4 72 96 27 59

         Mack
         Bob Martin
         +1 (610) 709-2670

         Volvo Trucks
         Claes Claeson
         +46 31-66 39 08

         Investor Relations:
         AB Volvo
         Fredrik Brunell
         +46 31 66 11 91